                    Filed by Western Multiplex Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                    of the Securities Exchange Act of 1934

                Subject Company: Adaptive Broadband Corporation
                          Commission File No. 0-07428

                                                               November 13, 2000

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. These statements are often identified by words such as "expect", "anticipated" and "intend." The forward-looking statements address the following subjects, among others: expected date of closing the merger, future financial and operating results, and timing and benefits of the merger. Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated.

Statements regarding the expected benefits of the transaction and the company's expected revenues and EBITA margins are subject to the following risks: that expected synergies will not be achieved; that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses.

Careful consideration also should be given to cautionary statements made in Western Multiplex's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Western Multiplex's Form S-1 filed on July 20, 2000 and in Adaptive Broadband's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Adaptive Broadband's Annual Report on Form 10-K for the year ended June 30, 2000.

********************************************************************************

  THE FOLLOWING IS THE TRANSCRIPT OF A CONFERENCE CALL REGARDING THE MERGER
   BETWEEN WESTERN MULTIPLEX CORPORATION AND ADAPTIVE BROADBAND CORPORATION
                           HELD ON NOVEMBER 13, 2000

                               WESTERN MULTIPLEX

                            Moderator: Nancy Huber
                               November 13, 2000
                                 9:30 a.m. CT

Operator: Ladies and gentlemen, thank you for standing by, and welcome to the Western Multiplex Corporation call to discuss the Western Multiplex-Adaptive Broadband merger. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. At that time, if you have a question, you will need to press the star, one button on your touch-tone phone. If you are disconnected from this call, please dial 800-819-9193 from U.S. and Canada. And internationally, dial, 913-981-4911. As a reminder, this conference is being recorded and broadcast live, all the Web.

     With us, today, from Western Multiplex are Jon Zakin, Chairman and CEO; Amir Zoufonoun, President and COO; and Nancy Huber, CFO. And from Adaptive Broadband, we have Fred Lawrence, Chairman and CEO; Dan Scharre; President and COO; and Donna Birks, CFO and EVP of Finance.

     I will now turn the conference over to Nancy Huber.

Nancy Huber: Thank you. Thanks, everyone, for joining us this afternoon. This is a very exciting day for Western Multiplex and Adaptive Broadband, and we appreciate you spending your time with us. You should have received a copy of today's press release, announcing the transaction. If you did not, you may do it on our Web site, www.wmux.com, or call 408-542-5248 and we can fax you a copy of the release.

     Ladies and gentlemen, some of the statements we will make during this call, which represent our expectations or beliefs concerning future events, are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. This provides us safe harbor for such statements. Our use of the words such as estimate, anticipate, plan, believe or similar expressions are intended to identify these statements. We caution you that these statements reflect our current expectations and are subject to a number of risks and uncertainties including, but not limited to, factors that we'll discuss later, and the factors set forth in both companies' filings with the Securities and Exchange Commission.

     Please refer to the Western Multiplex or Adaptive Broadband filings for a more detailed discussion of forward-looking statements and the risks and uncertainties of such statements. We cannot assure you that the forward-looking statements we make will be realized. We do not undertake any obligation to update this information, and you should recognize that this information is only accurate as of today's date.

     With that, let me begin to read the financial portion of the press release. Western Multiplex Corporation and Adaptive Broadband Corporation, today, announced that we have signed a definitive merger agreement. Under the terms of the deal, Western Multiplex will acquire Adaptive Broadband, a world-leader in the broadband fixed wireless point-to-multipoint market. Western Multiplex, a leader in broadband fixed wireless communication systems, used by Internet service providers, telecommunications carriers and corporations, will pay $645 million, based on Western Multiplex closing price for November 10, 2000 in an all-stock transaction.

     Upon the completion of the transaction, Adaptive Broadband will become a wholly-owned subsidiary of Western Multiplex, with the company headquartered in Sunnyvale, California.

     Under the terms of the agreement, the shareholders will receive a fixed exchange ratio of 1.345 of Western Multiplex's common shares for each Adaptive Broadband stock share. Based upon the closing price of U.S. $12.75 per common share of Western Multiplex on November 10, 2000. This represents a price of approximately $17.50 - 15 cents, excuse me - per share of Adaptive Broadband. The transaction, which is expected to close in the first quarter of 2001, will be tax-free to Adaptive Broadband's U.S. shareholders.

     This transaction, which will be accounted for as a purchase, is expected to be accretive to Western Multiplex's cash earnings per share by the end of the calendar year 2001, excluding acquisition-related charges. The Boards of Directors of both companies have unanimously approved the transaction and its completion is subject to customary closing conditions, including regulatory approvals and the approval of shareholders of both companies.

     I will now turn the call over to Jon Zakin.

Jonathan Zakin: Thanks, Nancy. I'm extremely happy to announce this merger, creating a wireless infrastructure powerhouse. The combined company, we believe, will be positioned to become the broadest-based wireless infrastructure company in the world. I'd like to spend a few minutes discussing the strategy and rationale behind this combination and why we all are so optimistic about its chances for success.

     This acquisition is a great fit for both companies. Combining Adaptive, the leader in point-to-multipoint last mile access, with Western Multiplex, the leader in point-to-point access for wireless backhaul, enterprise networks and fiber extension, creates an organization with the engineering, technological, sales and marketing scale to truly offer integrated, world-class products to these large and growing markets.

     Let me expand on this point a bit further. When the companies are combined, the organization will have technological depth, second to none, with 160 engineers and strength in both, FDD and TDD wireless technologies. We will have 37 patents, either granted, pending, applied for or in process, and our platforms and protocols will span IP, telco, ATM, Ethernet and fast gigabit Ethernet. The combined company will have world-class products in a leadership position in three of the four wireless market segments, last mile access, campus and enterprise connectivity, and mobile wireless backhaul.

     From the Western Multiplex point of view, this merger represents major steps in executing our vision to consolidate the wireless infrastructure industry, one which has been both fragmented and niche oriented, and to enhance functionality at the ISP and telco levels.

     Adaptive provides world-class point-to-multipoint technologies, along with a major market position, complimentary to our own. Together, we will be able to offer our customers complete solutions, incorporating last mile access and backhaul technologies, from the edge of the Internet cloud or fiber ring to the site of an end-user's home or office, in a much-more timely and cost-effective manner than Western Multiplex or Adaptive Broadband can do on their own.

     When we began discussions with Adaptive, it was clear we had similar philosophies and visions, regarding product functionality, integration and the evolution of our industry. Both companies also have tremendous expertise in the license-free bands of the spectrum, Adaptive with evaluating alternatives and investing valuable R&D resources to expand into the point-to-point market. We, on the other hand, were investing heavily in point-to-multipoint technologies with our Ubiquity team. This combination frees up resources from both companies and we expect that new products will be available in the market sooner, than if we were both, independent.

     Specifically, we will be able to re-deploy some of our engineers, currently working on the Ubiquity product, to work on our OC-3 and OC-12 development. The technology developed by Ubiquity point-to-multipoint team will enhance Adaptive's market-leading AB-Access platform, and our Ubiquity engineers will be able to help Adaptive bring out its low-cost residential product and the wireless access concentrator or WAC, with integrated backhaul and last mile access much sooner.

     On the sales side, we expect to be able to sell Adaptive's products through our reseller channels, which comprise three, major distributors and, today, over 120 of ours. We believe this will increase AB-Access sales to the campus and enterprise market segment. We also will be able to sell the new Adaptive 3.5 gigahertz products into our international markets.

     Western Multiplex has, historically, been strong in Asia and Latin America and has been weak in Europe. This was primarily because we have not had the products that European frequencies require. With Adaptive on board, we can immediately offer products in the 3.5 gigahertz bands. We also acquire a major R&D facility in Cambridge, England, that we plan to expand on. And in addition to the European markets, we expect the 3.5 gigahertz AB-Access product will be applicable to markets in Taiwan, China, Malaysia, Mexico and other areas in Latin America. Adaptive also brings strategic relations with Hitachi, in Japan, and Casio, in China.

     We believe that our two companies can blend together smoothly. First, we have agreed on clear management structure that combines top talent from both organizations. I will continue to be Chairman and CEO of Western Multiplex. Fred Lawrence, Chairman and CEO of Adaptive, will become a Board member and advisor, focused specifically on business opportunities in Europe. Dan Scharre, Adaptive's President and COO, will become President and COO of the new company; and Donna Birks, Adaptive's CFO and EVP of Finance, will become the CFO and EVP of Finance of the new company. Amir Zoufonoun, Western Multiplex's COO, will become the EVP of Market Research and Development. Fred Corsentino, Western Multiplex's EVP of Worldwide Sales, will become the EVP of Worldwide Sales for the combined company.
     And Nancy Huber, Western Multiplex's CFO, will lead the transition integration teams.

     For your guidance, we are targeting slightly-better than $300 million in consolidated revenue in 2001. We are on a calendar-year basis. I know, Adaptive is not on a calendar-year basis. With the exception that Adaptive will have a very minimal effect on the first quarter, since we do not plan to close this until, most probably, end of February.

     In our first full quarter of operations, that are combined, Q2, we anticipate sales in the $70-$75 million range. We are expecting to take write-offs in Q1. That will substantially reduce our profit, but we do expect the transaction to be accretive to cash EPS by the fourth quarter of 2001, and thereafter. The combined company, immediately following the deal, is forecasting gross margins at 45 percent and EBITDA of 10 percent.

     The reduction in gross margin from our 50-percent level is due, primarily, to the nature of point-to-multipoint equipment sales, where the (hug) units have higher margins than the subscriber units and there are more subscriber units being sold than (hugs). We believe that, by the end of 2001, we will be entering the new year with the consolidated EBITDA based on - EBITDA back at the 17 percent level, which was our original model, and the gross margins will improve as we begin to see synergies to the 47 percent level. This was the level we had expected, once Ubiquity products had reached reasonable sales level in the marketplace. So, this is, actually, back to, pretty much, where we expect it to be.

     One of the unique coincidences of this transaction is that the companies are headquartered, literally, across the street from each other in Sunnyvale, California. Apart from sharing this same 101 Highway off-ramp, we also share a common vision and belief in the strategic rationale of this combination. We have almost no redundancy in technology products and market focus, and a management team that is experienced in managing business combinations. We feel highly confident that our management team will be able to ensure a smooth transition and integration of the two organizations.

     Based on our experiences during due diligence process, I can categorically state that both teams are very excited and highly-motivated to build this new, world-class organization. And both organizations are bringing a great deal of focus and passion to this opportunity, and it's a very exciting opportunity for all of us, concerned.

     And with this, I would like to, now, turn it over to Fred Lawrence, Adaptive's Chairman and CEO, for his remarks.

Fred Lawrence: Thank you, Jon. Good morning or afternoon, everybody. This is an exciting day. While there is a script here in front of us, I'm going to divert from it, for a minute, and point out that you know, full-well, that we have been sharing our long-term strategy with you for some time. This transaction engages that strategy at a far-faster rate than we could have on our own, with a company who has extremely-strong management, a perfect fit from a cultural standpoint. And I'm very pleased that the people, on both sides are the skill and caliber and professionalism that they are, because that's really what it takes to make these things work.

     That having been said, this merger does create a very large and broad wireless infrastructure leader, one that will have more than 135 million in annual revenue. That's over the last 12 months. The product lines brand distribution channel technologies are very complimentary. In fact, you heard on our last earnings call that one of our main focuses was channel expansion. If you look at the channels we have and the channels Western Multiplex brings to the table, it's a fit just like a hand-tailored glove. Together, the two companies have the opportunity to provide significantly more products and wireless infrastructure solutions through more channels, in more parts of the world, than either of us could do alone, particularly, in the amount of time that's necessary to build these channels. And I, personally, believe this creates great opportunities for revenue and, more importantly, earnings growth in the future.

     As we said, earlier, the combined company will have world-class products and leadership positions in three of the four wireless market segments, last mile access, campus and enterprise connectivity, and mobile wireless backhaul. I also believe, as Jon has pointed out, that the two companies are very compatible in many ways. I've touched on the management thing. From a cultural standpoint, this is an absolute ideal fit. We've had a chance to get to know the Western Multiplex people, as we've gone through the transaction, and have not had one incident of anything other than a perfect marriage of the cultures, which I'm very pleased with, particularly since ours is so diverse with the heavy operation over in Europe.

     Both companies do have a management with a long history of doing acquisitions. So, we're very familiar with the process of combing other companies, and a leadership team that's in place. If I were to comment on Jonathan's comment earlier about consolidations, I do - this is a team that can execute, effectively. Both of - all of you know that we have long-said that delivery of the strategy from an Adaptive standpoint, alone, was dependent on the ability to put a great management team in place. And this accelerates all of that, very significantly.

     So, the Adaptive piece of the equation has been moving forward on the strategy of continuing to strengthen its position in market share and the point-to-multipoint markets. You've seen our releases on a different frequency, so I won't repeat them. But this merger with Western Multiplex has a tremendous opportunity to really fast-forward this strategy to even broader product lines, to more geographies and channels, as either of us could do, alone.

     And I want to point that out, again. Jonathan said it. Now, you're going to continue to hear me say it. I was amazed when Jonathan came to see me - that when he pulled out his strategy book, it mimicked ours, identically. And what this marriage points out is, in fact, we can do this very, very quickly and very, very efficiently.

     So, on behalf of Adaptive, I'm very happy to join Jon as a Board member and as an advisor. As he indicated, I'll be supporting our interests and - our combined interest in Europe and fulfilling the responsibility to help him with strategy and vision, from a Board perspective. I'm very pleased that Donna and Dan are in significant roles in the organization. I believe their skills and talents and that of their people are fine compliments to a great team that Jonathan has assembled. So, this transaction, from the standpoint of our employees, our customers and our shareholders, is one that deserves all of our support.

     And I'll turn it back to you, Jonathan.

Jonathan Zakin: Thanks, Fred. Before we open this up to questions, I would just like to state that the merger document and other documents, that define this transaction, will be filed, shortly, either this afternoon or tomorrow morning, with the SEC, and will be available for viewing at sec.gov on the Web or through a hot link on our Web site, www.wmux.com.
     And with that, I would just like to open this up and invite your questions.

Operator: Today's question and answer session will be conducted by touch-tone telephone. Press star, one on your phone for questions. Again, that's star, one for questions.

     Well, first, to Jim McIlree of Tucker Anthony.

Jim McIlree: Thank you. Of the 300 million of sales that you are expecting for `01, that's not a pro forma number? That would be the actual sales you're expecting? Is that correct?

Jonathan Zakin:  That's a what we're ...

Nancy Huber: That's assuming no contribution, eventually, from Adaptive, for the first quarter. That's a consolidated revenue for the calendar year for (forma), not a pro forma number.

Jim McIlree:  OK.  And of that 300, what is the AB-Access portion?

Jonathan Zakin: Well, we're not actually, at this point, breaking out line of business reporting. So, I think, at this point, we don't really have a position on that.

Jim McIlree: OK. For - let's try it a different way. What were the consensus estimates for '01 sales for Western Multiplex, before we started, today?

Jonathan Zakin:  About 150.

Nancy Huber: A little bit higher than that - 155 to 165, I think, depending on the analysts.

Jim McIlree:  And last ...

Nancy Huber: I think, Jim, just to help you a little bit, Adaptive's, were, I believe, over 200. If you put the two companies together, you take out Adaptive's first quarter, there was a point-to-multipoint number for Western Multiplex, next year, for Ubiquity. We're assuming that that comes out, and some conservatism, just for some integration risks in Q1 and Q2.

Jim McIlree: Right. Is there any share of manufacturing partners that you can leverage, or - just help me out with the - how the manufacturing is going to work.

Jonathan Zakin:  Initially, the plan is to keep our individual manufacturers.
     We, primarily, use (Penn Star) at Western Multiplex. There will be some back end integration in purchasing and some other functions, initially. And then, towards the fourth quarter, we'll begin to reevaluate that.

Jim McIlree:  OK.  Thank you.  Congratulations.

                                                                         Page 11
Jonathan Zakin:  Thanks.

Operator:  Dale Phau of CIBC World Markets.

Jonathan Zakin:  Hey, Dale.

Dale Phau: Yes. Good morning. A couple of quick questions, here, as far as the deal structure. Do you have any cash collars, cuffs on the transaction?

Jonathan Zakin: There's no collar. The - there is some mutual, walk-away provisions that are fairly complicated, and they will be available. But basically, summarize it, either Adams or Washington, on the business day immediately preceding the close, can walk if the average Washington stock price, for the 10 previous days is equal to $10 or below, or the performance of Washington, based on a 10-day period, has decreased 30 percent below an index of comparable stocks, provided, however, that this termination right is not going to be available to either party, if they had disseminated news that caused the stock price to decline by more than 20 percent. There are mutual no-shops. There's mutual options, and Ripplewood has signed a voting agreement to vote in favor of transaction, which, pretty-much, delivers the deal, from our perspective.

Dale Phau: OK. Now, a little bit about the - a couple of details on what you said, going-forward, you have said that the deal will - this transaction will be accretive by the end of 2001. Can I assume that to mean, in the December quarter?

Jonathan Zakin:  Yes.

Dale Phau:  Of `01?

Jonathan Zakin:  Yes.  That's right, Dale.

Dale Phau: OK. And, as we move forward, here, would I expect to see the charge for the transaction in the March quarter? Will we see any charges in the December quarter.

Jonathan Zakin: No. The quarter will be closed, which is expected in the first quarter.

Dale Phau: There won't be any expense charge-off in the December quarter?

Nancy Huber: I'm anticipating that we should have any.

Dale Phau: OK. And then, you've also said that your (assumptive) revenue rate, assumes for some potential integration risk in the March and June quarter. Maybe you could go into that a little bit. And you said a fair amount about how well you think this could go. How conservative are you going to be on the thought process, here for integration risks?

Jonathan Zakin: Well, I think you know me. We're pretty conservative, as a matter of course, and there are, you know, a number of things that have to get done in two organizations. I believe this integration is actually relatively straight-forward, because the product lines are so complimentary and the sales organizations are so complimentary, and that's where, I think, most companies get into trouble, you know, rationalizing sales organizations or rationalizing product lines. Here, we don't really have to do that. We transitioned the Ubiquity team. Roughly, half of them goes into developing the backhaul products for us, OC-3, OC-12, which - you get those products out, we believe, six months, earlier. And the other half goes over to the Adaptive Broadband team, to help them get their residential product out, that much quicker and to begin working on the WAC.

     So, it's not a matter of consolidation at the R&D level. And the sales and marketing level, you know, the teams are extremely complimentary, and we're not basically rationalizing a customer base or sales organizations. So, there will be some efficiencies, obviously, in administration and all. So, I think, from my perspective, I believe the integration should be relatively smooth. But having lived through this a number of times, you know, it's good to anticipate the worst, just in case something happens and not get surprised.

     So, it's hard to tell. You know, I think that we'll see most of the integration issues evolving in the second quarter, and hopefully, by the September quarter, most of that will be worked through the system, but there may be some (stub) things at the end.

     My philosophy about this, as well, is to do this as fast as possible and bite the bullet. This is not an area where we want to pull the Band-Aid off, slowly. I mean, you just want to just do it. So, I think we will try to accelerate that integration process to the extent that we can.

Dale Phau: Great. And do you have any comments, right now, on how the quarters, a little bit - how the December quarter is looking for both companies, in terms of top line and bottom line?

Nancy Huber: Now, I think - you know, both of us recently had our conference calls to summarize Q3 results and talk about Q4, and there's nothing that's really changed from those discussions.

Dale Phau: Great. Thank you very much.

Jonathan Zakin: Thanks, Dale.

Operator: Andrew Schopick, Nutmeg Securities.

Andrew Schopick: Fred, Donna, say it ain't so. Just saw you at (ADA) and I think those of us who have followed Adaptive for a long time, certainly will have some mixed feelings about this. But in any event, I don want to clarify the collar. If Western Multiplex is trading below $10, would you repeat the termination right?

Jonathan Zakin: If Adaptive or Western - either Adaptive or Western can walk.
     It's a mutual walk-away. If the - if the price of Western is $10 per share or less, you know, for the - on average for the 10 previous trading days, prior to the close.

Andrew Schopick: Prior to the close?

Jonathan Zakin: That's right.

Andrew Schopick: OK.  Who issues fairness opinions of - for both companies?

Jonathan Zakin: We used CSFD, Credit Suisse First Boston, and Adaptive used Dain
     Rauscher.

Andrew Schopick: OK. And I think my other questions have been satisfactorily answered. Thank you.

Jonathan Zakin: No (prob).

Operator: Tim Luke. Lehman Brothers.

Jonathan Zakin: Hey, Tim.

Tim Luke: Jon. ((inaudible)). I was wondering if you could give a couple of clarifications, especially on the timelines of the new products that you will jointly, now, be running out. You talked about the frequent (five) platform. And to target Europe, could you talk about what sort of timeline you might - you might see that coming out and who you might look to (ponder) where, in terms of going to market with that offering. Also, on the 2.5 that you mentioned, that's obviously going to be a substantial market, could you talk about some of the timelines for the development of product lines there?

Jonathan Zakin: Great. I'll give a general answer and then, maybe, I'll let Dan
     Scharre, who's the Adaptive COO, talk about it in more detail. But, basically, the 3.5 product is coming out this quarter, and so, by the time we close, we should have that available to us - to sell in Europe.

Daniel Scharre: In fact, we'll be shipping some 3.5s, this quarter.

Jonathan Zakin: And we will be shipping some 3.5s this quarter, as well. So, we think that by the time the - so from the timing perspective, we should have both of those products at the close, some time in February, if not a little bit sooner. And for more details, I'll just, maybe, ask Dan to elaborate on the plans in the ((inaudible)).

Daniel Scharre: Yes. Both, the MMDS 2.5 product and the 3.5 European products are based on the AB AB-Access platform. They've been in development for over a year. We have prototypes of both in the hands of customers, the MMDS in the hands of one of our customers in U.S., and the 3.5 in the hands of one of our partners, in Europe. We will be doing initial production, this quarter, off the Selectron production lines. So, these are initial, first-production units that we will also ship to customers, both on the MMDS side and the 3.5 side, excuse me, for limited trials.

     Next quarter, we will ramp up production at Selectron for both products, and in Q2, we will, basically, be at a production level that supports whatever the requirements in marketplace are, in terms of shipment. So, these products are Adaptive products that have been in development for some time. The benefit that we see, jointly, is we've got new channels from the Western Multiplex side, which we believe will allow us to get out those products to a larger customer base through their distributors and (bars). So, we see this as a very good opportunity to enhance our sales and speed up the sales process.

Jonathan Zakin: Tim, as you know, we've always talked about the weakness that we have in Europe and that - and that was, primarily, because we really had no product to sell. And we always talked about 3.5 and 10.5, and this plugs one really big hole for us.

Tim Luke: Does this mean your engineering team will - had been working on -
     Ubiquity will, now, be moved into the AB-Access team?

Jonathan Zakin: Yes. There was two components of the Ubiquity team, and there were about 35 engineers, or so, working on that. There was the pure, Ubiquity, kind of, point-to-point team, and then, there was an RF team and a modem team that was, basically, Adaptive. And the modem and the RF team will move back to Adaptive products - I'm sorry, to Western's products - to Western's products, and they'll be responsible for getting the OC-3 and OC-12 product out.

     The Ubiquity team that was working on the point - multipoint, will move over to the AB-Access's platform and they'll be working, primarily, on
     (hub) enhancements, the residential platform, which is a cost-reduced AB-Access platform, and the WAC.

Tim Luke: OK. Just to follow-up with Nancy or Donna on the revenue. Western's
     (marks), you were saying, was 155-165. Adaptive, for calendar one was around 200. And the new number is going to be around 300, assuming that you see some lower revenue assumption from Western Multiplex, from what would have been Ubiquity. Can you help us through that or?

Donna Birks: Yes. I think - let me try to say it. I think if you add the two numbers that were out on the Street, it was approximately 370 million. Is that correct, Nancy?

Nancy Huber: Yes. Somewhere, probably, between 360 and 370.

Donna Birks: Yes. 360-to-370.

Tim Luke: Yeah.

Donna Birks: We've eliminated the first quarter of Adaptive in the consolidate numbers, because we don't know if we'll get these closed by the end of February or the end of March, but there will be some - there'll be some contributions, but we just don't know much - how much. So, we took that all, out. We took out 20-plus million for the Ubiquity product line, assuming that we were, in effect, competing for the same customers. So, to be conservative, we eliminated that. And then, we took about a 10-to-15 percent haircut for the quarter of integration, to represent the - to reflect integration timing risk, more than anything else.

     So, hopefully, if these things go well, we should be in a very good position to (sow) some upside off of these numbers.

Tim Luke: Great. Thank you very much, indeed, guys.

Jonathan Zakin: Thanks, Tim.

Operator: Mark Cabi of CS First Boston.

Jonathan Zakin: Hi, Mark.

Mark Cabi: Hi. Good morning. Can you speak to any customer concentration issues that will develop, or customer concentration that will develop, as a result of the combination? I know, both companies had a fairly-broad customer base, but just so that we know that.

     Secondly, have you solicited any customer feedback, and what type of cross-sell opportunities might materialize and how quickly some of those cross-sell opportunities might materialize, as you move forward on the integration.

Jonathan Zakin: Yes. OK. Great. On the concentration side, as our analysts and people who follow us, know, we have very little customer concentration. We have only one customer that's over 10 percent of our business, which is a distributor, (Samara), and their largest customer, Nextel, is less than five percent of our business. And we have over 400 customers. So, we have a very, very broad base. The Adaptive customer base is a bit more concentrated, but the combined companies will have very little customer concentration risks. Certainly, much less than Adaptive would have as a stand-alone entity.

     On the ...

Fred Lawrence: I think it is fair to say, Jonathan, that from an Adaptive perspective, it is fair to conclude that virtually all of our customers are opportunities for Western Multiplex's point-to-point product suite. So, there's a lot of pull-through opportunity, from that perspective. And from a channel opportunity, Western's channels are, clearly, channels that we don't have. So, there's a cross-pull that has not been fully calibrated, nor have we started down that path, yet. But, clearly, this is the hub and the heart of the revenue opportunity that Donna and Jonathan have been talking about.

Jonathan Zakin: Yeah. From a - from a sales point of view, the Adaptive product has been primarily positioned into the ISP marketplace for last mile access, primarily focused on the business - small business segments of the markets where they need bandwidths, because the performance features of the Adaptive products are the best in the marketplace.

     Our plan is to take that to our channel, which is focused, not only on the ISPs, which they are, through (Westcon) and (ConStore) and people like that, but also into the campus and enterprise environments, which have a little different performance profile. But we see great opportunities of being able to bring the Adaptive platform down into that market segment, as well. And that, to me, is a truly additive opportunity.

     The (following) opportunity is to begin to move towards, really, truly integrated multifunction products with big pipe backhaul and smaller, multiple pipe last mile access into one wireless access concentrator, that we've been talking about, now, for about three or four months, or six months, as, kind of, how we envision this being deployed in a really efficient manner. This allows us to get that product out, substantially, faster. And in the interim, through bundling and pricing opportunities, to jointly sell those products, combined. So, we think there's opportunities in both - in both directions.

     The Adaptive sales organization will fold in, pretty much, as is, right into our sales organization, domestically, under Fred Corsentino.

Mark Cabi: And let me just ask one more question. In terms of putting out a target profitability model, when will some of the synergies in costs be achieved? I know you're saying that you'll be accretive on the transaction Q4, '01. Can you go - can you just repeat the target objectives, and how those will be achieved, and - along what time frame?

Jonathan Zakin: Yeah. We haven't actually defined a specific value of the various synergies, whether they are increased sales or decreased cost. In terms of the cost side, we would expect to see those beginning in the end of the second quarter, early, and the third quarter, primarily. On the manufacturing side, probably not until the fourth quarter. And on the sales side, we would expect to begin to see those in the third quarter, and substantially in the fourth quarter. As you know - as you know, these products always have longer sales cycles than everybody would like. So, I think, in general, the synergies will be back-ended toward the late third quarter and fourth quarter, both in the sales side and in the - and this - in the cost side, probably a little bit earlier than that.

Nancy Huber: Jon, I think, just to, kind of, go over the numbers Jon threw out earlier in the conference call, we said, kind of, immediately following the combination, the margin would be at 45 percent, and that our target EBITDA would be 10 percent. And then, exiting 2001, so, really, you know, kind of, the 2002 Q1 time frame, that our margins would be at the 47 percent level, and that our EBITDA would be back at our target of 17 percent.

Mark Cabi: Perfect. I missed that. It's the last number. Thank you.

Operator: Pete Peterson, Prudential.

Pete Peterson: Good morning, gentlemen. Could you give us a little greater clarification on the technological integration that would be going on both from, sort of, a philosophical standpoint, but also in a (Mac) layer, a modem layer, network management system?

Jonathan Zakin: Sure, I'll let Dan Scharre take that question, since he's going to actually be responsible for it.

Dan Scharre: Hi, Pete. How are you doing?

Pete Peter: Doing OK.

Dan Scharre: Good. You know, there's a couple things that I want to address on that. First of all, as you probably know from previous calls, a lot of our customers are having a real hard time with getting backhaul. We put out our point-to-multipoint hubs. A lot of bandwidth requirements out there, and our customers are finding they have no way of getting back to the central office or to the ISP.

     So, you know, we have been in the process of developing our own backhaul. We've been talking to a lot of customers. So, from the point of view of our customer base, the integration of the two companies brings a ready point-to-point backhaul solution. That should help us out.

     The wireless access concentrator, which is a development - which integrates the backhaul piece and the point-to-multipoint piece, along with the switching and multiplexing that would go on at this concentration location, puts all these pieces into one combined package. That's something that I see the combined teams being, you know, working to get out, probably on an earlier time frame than Western Multiplex would have done on their own.

Jonathan Zakin: Pete, just one thing on the backhaul piece. While it's fair to argue that in the U.S., backhaul is available through an RBOC or an IXC, the responsiveness, from our customers' standpoint, by those types of organizations is generally viewed as unacceptable, driving their revenue requirements to slower rates. So, they want their own backhaul, and they're willing to put the capital on the table to have it.

     So, it's not a case of lack of availability. More so, it's a case of lack of responsiveness at the level of speed that most of these people feel they have to have. The ability to integrate the (Mucks) product line with ours starts to do that, both from a timeliness and a cost price performance perspective, at terms that will be very acceptable to the marketplace. Now, when you look in other countries, particularly when you start looking in Europe, backhaul starts to take on a much different notion. And there, there's a high desirability to have integrated backhaul as a part of the product offering. It's just not as available.

Dan Scharre: Pete, let me address another issue, and that is to the core AB-
     Access product itself. We have not spent enough time with the Ubiquity people to see what parts of the technology may be available there. They do have significant intellectual property, but from a platform point of view, AB-Access is clearly ahead from a time point in the marketplace. So, to do something which would stop the progress of our core platform, the AB-Access platform, probably wouldn't make sense.

     To try to change the (Mac) layer, which is the key differentiator that we have, above everybody else in the marketplace, wouldn't make sense. On the other hand, the (Mac) and the modem are separate pieces, and they are connected. There's an interface. The way that one does forward air correction, or (ARQ) like we do, are certainly things which are separable, so some of the key things that we will be looking at are their technologies or intellectual property on the modem side, that we can take to improve the modem aspect of our product, or on the air correction sides.

     So, there are some technologies that we can look at to incorporate in our product, and there is also the capability of Ubiquity team to speed us along the path of cost reduction and residentialization or our product, which is going to be the primary focus. I think it's a little early in the cycle to know exactly what we're doing, because we've spent some time figuring out, you know, how to put together the combination. Over the next month or two, the teams will be working together, so that as we do the closing of the deal, we won't have to start the thinking process of where the technologies are and how to put them together. We'll already be on the path.

Pete Peterson: And technology transfer from Adaptive to Western?

Dan Scharre: There will be both ways.

Pete Peterson: Are there any areas you can, sort of, point to? It was highlighted at the beginning that there's a significant FDD product at Western. Would that, sort of, philosophical bent change, or how will Adaptive Technologies make their way into the more traditional point-to-point Western products?

Dan Scharre: It's not clear that you want to use the TDD technology for point-to-point, so Western Multiplex's product, which is point-to-point, is an FDD product. Typically, you have separate downstream and upstream, and it's unlikely, at least in the near term, that we'll take that technology and move into the point-to-point products, with Western Multiplex. So, I think, probably the technology transfer will be from the Ubiquity side to the Adaptive side, but also just the combined teams will allow us to move on our individual programs more quickly.

     The Western Multiplex team gets some additional engineers that will help on the backhaul side. We've had some people on our side doing backhaul, which we will terminate, because it doesn't make any sense to have two different backhaul products, so there will be other engineering resources available to support speeding up our development, or speeding up the Western Multiplex. So, I think the transfer from AB to Western (Mucks) will be more capability than people, rather than technology that we will put in their point-to-point products.

Pete Peterson: And from a systems perspective - network management, or other, sort of, over-arching technological systems?

Dan Scharre: They do have an (SNMP) network management system. We have not even evaluated that, so I think there will definitely be synergies, because we've got a team of software guys working our SNMP system. That just has to be worked out, but again, it's an are where my anticipation is - time-to-market is what's going to benefit from this combination, because we will take whoever is further ahead, and modify it to support the needs of both products. It will also give our customers an integrated network management platform, so they don't have to worry about having a point-to-point manager and a point-to-multipoint manage. So, I see these all as beneficial to our customer base, and very positive, in terms of the joint companies moving more quickly to get the products out there that we've already announced.

Pete Peterson: All right. I want one last question, if you'll allow me. Are there any particular contracts or potential customers that were looking for this exact kind of solution that you'll be able to, in the nearer term, take advantage of?

Fred Lawrence: Pete, this is Fred. Clearly, in our interest in Central Europe with Euro Broadband, there are five bids that are currently being pursued over there. Each one of them has a fit for the Western (Mucks) product. Jonathan and I share one customer in the form of Fusion, which clearly will view this network integration and the network management system as very positive. (Kat Feel) will also view this in China as extremely positive. And I think you'll find, for the vast majority of our customer base - our current customer base, there's application, and when we take a look inside some of the IXCs, when we start looking at MMDS bids, there's going to be a backhaul requirement for pieces of those networks. So, clearly, there's a fairly broad range of market opportunity, right now.

Male: Yes. Even one of the major RBOC who we're dealing with, who has no MMDS licenses, backhaul is their biggest issue. That's the biggest issue, and they're trying a number of different combinations. And I think going in with a package will really give us a superior position with that customer.

Pete Peterson: Thank you.

Male: Thanks, Pete.

Operator: Tom Vanduskirk, of Filerdao Investments. Please go ahead, Mr.
     Vanduskirk. Receiving no response. We'll move on to Dave Starkey, of Salomon Smith Barney.

Dave Starkey: I'm just curious as to, you know, if the people out there are hearing your comments in a positive light, because of the negative - the substantially negative market reaction to this, though,

                                                                         Page 25
     today. And why would Tucker Anthony put the, well, bomb on you today and lower their rating on you guys, based on this supposedly hugely strategic, positive move?

Jonathan Zakin: I can't comment on what Tucker Anthony has done. And it's hard to imagine doing much, until you get the intonation and the facts, some of which are coming from this conference call. So, you know, that's -everybody has to make their own call.

Dave Starkey: OK. The company itself, though, is still long-term strategically very positive, and they see this as a very profitable industry, and you guys now should become one of the basic leaders of the industry? Isn't that the whole intent, here?

Jonathan Zakin: Yes. Absolutely. We think that - I mean, part of this is the- is just the natural evolution of the industry. You know, you look at a number of the industries, wireline industry, for example, in the early 1990s. It was highly fragmented. A lot of technology-driven companies, and then they began to consolidate as the customers required more scale in the suppliers. And this combination creates a relatively - we're still not a huge company, but in our space - a relatively large company in the wireless Internet infrastructure space.

     And that, we believe, has a lot of advantages to the customer base, and a lot of competitive advantages to us, as an organization, part of which Dan and Fred talked about, in terms of product consolidation, part of which is sales consolidation, some of which - in the ability to get stuff to market quicker, and then the ability just to support larger customers, because we have larger amount of resources, both in support, financial stability, capabilities, and things of that sort.

Dave Starkey:  OK.

Jonathan Zakin: So, we think that we're - you'll see more consolidation in this industry, and we think that - and we've always talked about that, as Western Multiplex. That's always been a steady strategy of ours.

Dave Starkey: And is the new company going to be called Western Multiplex, still?

Jonathan Zakin: Yes. for now.

Dave Starkey: OK. Maybe it's getting the movie theater chain (kibosh) put on it today. People think you're a movie company, or something. I'm curious though, on the new balance sheet, you're going to have about 80 or so million shares outstanding, now? Is that correct?

Jonathan Zakin: It's about 113 million, I believe.

Dave Starkey: OK.

Nancy Huber: Fully diluted.

Dave Starkey: So, on a cents-per-share basis, you're looking - I mean, it's a lot more shares outstanding. You're not going to be able to do the cents-per-share numbers that people had expected before. Even at nine or $10 a share, you're looking probably 40 or 50 times forward earnings estimates, right now. It doesn't put a great valuation on the stock, here.

Jonathan Zakin: Well, we're talking about being accretive in the fourth quarter, so earning - the cash earnings-per-share should be higher for the combined companies in the fourth quarter, than they would have been individually for us.

Dave Starkey: OK. Well, good luck, you guys. I hope the market eventually sees this - what you see.

Jonathan Zakin: OK.

Operator: Blaine Carroll, Adams, Harkness & Hill.

Blaine Carroll: Yes. Thank you. Just staying with the profitability question, quickly. Donna, what do you see the dilution for the full year?

Donna Birks: Nancy, can you help with that?

Nancy Huber: Yeah. I don't know that I have that number with me, in terms of dilution. You know, as we said, we'll be accretive in the fourth quarter.

Blaine Carroll: Right.

Nancy Huber: And I can't tell you what the full dilution effect is going to be, you know, over the year.

Blaine Carroll: For the full year? OK. And then, secondly, Jon, you talked about being able to roll out the OC-3 and OC-12 product about six months earlier than originally planned. Can you give us an update on the road map there, when you expect the products to be available and, perhaps, at what frequencies?

Jonathan Zakin: Yeah. We look at them in the third - late third, early fourth quarter, so they're reflected in the revenue for both of those quarters, not so much in the third quarter, but more in the fourth quarter. And they will be both in the licensed and unlicensed (bands).

Blaine Carroll: Licensed and unlicensed bands. And both of them will be rolling out at the same time?

Jonathan Zakin: Probably sequentially, but usually the unlicensed products come out first.

Blaine Carroll: OK.  Thank you.

Operator: TC Robillard of Salomon Smith Barney.

Jonathan Zakin: Hi, PC.

TC Robillard: Hey, Jon.  How are you?

Jonathan Zakin: I'm well.

TC Robillard: Actually, just a few questions, if I may. In terms of the mutual walk-away, is that a no recourse, or are there any prices or any financial impact to that? Should there be a walk-away, if the conditions are met?

Jonathan Zakin: Yeah. The party that walks away will pay the expenses of the other party, up to a cap of, I believe, of $7 million, or something like that.

Nancy Huber: Six.

Jonathan Zakin: $6 million. And then there is, you know, obviously, there's also an additional fee, if another transaction is being done, or (perhaps)
     - of about 27.5 million, I believe.

Nancy Huber: Yes.

Jonathan Zakin: You know, if another transaction is completed within nine months of that walk-away.

TC Robillard: OK. And in terms of the 3.5 product, how many sales people does Adaptive have in place for the European market, right now?

Jonathan Zakin: That's difficult to tell, because, as you know, our access partner there is Siemens, in a channel access agreement and how many people they have on at any one day is very difficult to determine. And we announced on our last earnings call that we would be describing a relationship with Euro Broadband, which is a company headquartered in Budapest. And again, it's a (Kat Feel) type arrangement, so a number of people on any one day is difficult to say.

     However, that having been said, we will be shipping our 3.5 product this quarter into Europe, to more than one customer for field trial evaluation purposes, and this is something that we said on the last call we didn't expect material revenue on until the second half of the next calendar year.

Male: This is, you know - clearly, TC, this is a real opportunity for us, but it's also a real green-field site. Neither one of the companies have had really much infrastructure in Europe, again, mainly because the products didn't exist, and now we have a great opportunity to build that. But we are - we are depending upon Adaptive at this point, for the product, and their relationship with Siemens and Euro Broadband. And the organization in Europe has to really be developed.

TC Robillard: So, is it fair to say, then, that eventually you'll be bringing on some direct sales into Europe, and - while in the near-term leveraging the Siemens OEM relationship?

Jonathan Zakin: Yeah. Well, we will have an office in Europe. We've been in the process of looking for that for a long time and establishing it, and we'll probably expand on the Cambridge facility, as well.

Nancy Huber: Yeah. I think we need to clarify whether that's direct. We'll continue to use resellers and partners, I think, to actually do the customer contact and sell-through there.

Fred Lawrence: The nature of sales for most U.S. based firms, like Adaptive, are not terribly successful with direct sales people. Typically, you need the politically-connected type person-to-person relationships that only the European firms can bring forward in the larger systems sales, and that's what we have been putting in place. And I agree with Jonathan, we're going to have to continue to build. But we will have to have people over there to manage those relationships. Short-term, I'm going to do some of that from a Board perspective, but longer-term, we've got to have an in-country capability to work with our partners.

TC Robillard: OK. and just the - this is the last question. In terms of the manufacturing of the 3.5 product, are you going to plan to do any of that through Selectron's eastern European or European offices to, kind of, help lower some of the tax rates?

Jonathan Zakin: The answer is yes.

TC Robillard: Great.  Thank you.

Jonathan Zakin: Thanks, TC.

Operator: Lee Keough of Hoka Breedlove Wesneski.

Lee Keough: Close enough.  It's Lee Keough, with Hope, Breedlove, Wesneski.
     How are you doing?

Jonathan Zakin: I'm not sure that was very close, but ...

Nancy Huber: Hi, Lee.

Lee Keough: Hi, guys. A question for the Western Multiplex folks. Have you taken a look at what you think you need to do, as far as the standards bodies go, VOFDM and (NEMO), OFDM technologies? And also, could you comment a little about where you think the (Uniband) is going, and most importantly, we've had some discussions about Adaptive Broadband and their possibility of getting a Sprint contract. Could you talk about that, if possible?

Jonathan Zakin: Yeah. We are letting Dan, obviously, take the lead in this area, because this is an area that has most applicability to the Adaptive product, so I'm just going to ask Dan to comment on that.

Dan Scharre: Yeah. Good morning, Lee. We've been working aggressively with all the standards committees, the (802.16) and so on. We do have - we are, for instance, now one of my guys is the liaison from (WC8-802.16), so we're aggressively in there. We're looking seriously at participating in the OFDM consortia, because whether or not OFDM is something that's required for fixed wireless access, as opposed to adaptive equalization, which our products currently use, we do know that ultimately something like OFDM will be required for mobile access, which is on our road map in the future.

     So, we will be participating in those OFDM consortia. We will continue to drive to get our technology, our (Mac) layer, which we are opening up, accepted as the standard in the (802.16) committee. Again, what can get from the Ubiquity folks, we don't know, because we haven't spend the time doing there - working with them, but I anticipate there will be some technology on the -both the air correction side and the modem side that will help us move forward along the path to a more robust mobile product. Did that answer - oh, then you had a second question about Sprint?

Lee Keough: Yes.

Dan Scharre: We continue to work with them. We have a product in several of their organizations that is being trialed and tested, both (Uni) product. And though they do not have MMDS product in their hands today, we anticipate they will soon. We're doing some evaluations with them, as to what markets a TDD solution will work, whereas an FDD solution won't. So, we anticipate that there are opportunities for products such as AB-Access that just can't be supported by the FDD point-to-multipoint products that are out there.

     So, we continue to be positive about Sprint, but again, the time frames are uncertain. Sprint has planned, as of last I heard from (Tim Sutton), to be making a decision by the end of this year for who their second-generation MMDS product vendor would be. I've heard nothing new, so I'm not sure whether that schedule will hold, so we continue to be a major participant in their thinking.

Jonathan Zakin: It's not likely that that schedule will hold, because it's now the 13th of November, and there's no RFP out on the street, so the natural process of bidding and responding cannot culminate by the end of the calendar year, so I think the likelihood of that target being accomplished is remote, on a good day. I would also point out that the backhaul piece that comes to the equation, here, will be of value to Sprint, in the bid, so this merger strengthens our position inside that account, particularly with the opportunity to offer combined network management systems. So, all-in-all, this bodes well for our position.

Dan Scharre: Let me also just add - well first of all, Sprint is also a customer of ours. We've been selling to Sprint for five or six years, now. But let me talk a little bit - I know you had a question on the (Uniband),

Lee Keough:  Right.  Yeah.  And let me add a caveat to that, that I know where
     Adaptive stands on that, and I know where I stand on that. I was wondering, in your due diligence of their number one product line, which is their (Uni) AB-Access product, what you thought the outlook of the market was?

Jonathan Zakin: Well, we thought it was good enough to acquire the - to merge with the company. So, that's a pretty strong vote, I guess, of confidence. But I think philosophically, you know, there's a lot of religion in this industry, you know, and there's the FDD gods, and there's the TDD gods, and there's the (Uni) gods, and our feeling is that we don't really take any sides. And that's the whole point of the strategy to consolidate the industry. Whether it's FDD or TDD, really depends on the application.
     Some of them are good for one, and some is good for the other. We have both.

     Whether it's licensed or unlicensed, well that, kind of, depends on the application, and we don't really care, because we have both. And if it's LMDS - or LMDS, or 23 gig, or 5.8, or whatever, we don't really care, because we have it all. And that's the whole point of this idea of scale, and depth and breadth of the product offering. We want to offer our customer whatever they need, depending upon the application, and we don't think it's in anybody's interest, the company or the market, to take a very firm stance and try to fit one peg into every single hole.

     We believe the (Uniband) and the unlicensed spaces have great applicability, both at the ISP level, and particularly in the campus environments, without a doubt. And - but we also believe that we have to develop the technologies around, you know, MMDS and LMDS, which we get, to a large extent, from Adaptive. And also - so our whole philosophy, kind of, is very much more market and customer driven. And the technology, really - we'll get any kind of technology we need, in order to solve that customer's problem.

Fred Lawrence: I think it's fair to say that when Jonathan and I talked about the two companies' strategies, for the long pull, there were no differences. OK?

Lee Keough: All right, gentlemen.  Thank you very much.

Male: Thanks.

Operator: Arindam Basu, of Morgan Stanley Dean Witter.

Arindam Basu: Hi.  Good morning.  I have some questions about the OC-3 and OC-
     12 products, again. Could you talk about the stages of development they're in now, the timing of the roll out, including trials, and then production shipments. And I think you commented that six months - you were - you were going to experience six months of acceleration, due to the reconfiguration of resources? Could you add a little bit more color to that? And then, finally, from the Adaptive Broadband side, can you talk a little about the relationship with Cambridge Broadband, Limited, and will this help, or how will that relationship be impacted by this transaction?

Jonathan Zakin: I think I'll let Amir talk about the OC-3 and OC-12 products, and then we'll let Dan talk about the Cambridge portion of the question.

Amir Zoufonoun: Yeah. The OC-3 and OC-12, as you know - our approach has always been to offer a very broad product line, so it's not a single frequency, single interface. It's going to be a number of products in both license-free and licensed bands, at the low frequencies, and also millimeter-wave frequencies. And what this transactions does is allows us to free up some engineers to work on many more flavors of that product line, so that when we hit the market, we will have license-free OC-3 and OC-12, as well as licensed OC-3, OC-12. And that's scheduled, right now, with the combination to be in the third and fourth quarter - to be rolled out for production.

Jonathan Zakin: So, there's revenue both in the third and fourth quarter for that product line, primarily in the fourth quarter.

Arindam Basu: And when do we see trials of those products going on? Have you already selected customers for those trials?

Amir Zoufonoun: We do have customers we've been talking to for the past six months or so, and we will be rolling out to key customers in the second quarter of next year, for trials.

Dan Scharre: Yes. This is Dan. Let me address the Cambridge Broadband. In my view, it's business as usual. What they are developing is a point-to-multipoint product for the European marketplace. And I think that this merger will have nothing - no impact on them. We are a major investor. I'm personally on the board of Cambridge Broadband. We do have rights to the technology, should we want it - first rights to acquire that technology. So, I don't think that there's anything that I can see, offhand, which will change either the relationship, or how we deal with Cambridge Broadband, going forward, due to this merger.

Fred Lawrence: Just because - this is Fred Lawrence. Just because some people on the call might not know what Cambridge Broadband is, I do not want you to confuse it with Adaptive Broadband's engineering organization, headquartered in Cambridge, England. It's a spin-off of a couple people who worked with the company some time ago, and with our support, concurrence, and, more importantly, our money, started a new line of business that we endorse and support.

     Our financing gives us rights to the technology and to their product, which Dan has described. And since it's inception, Dan has been a member of the board of directors, so don't confuse Cambridge Broadband, Limited, which is an investment on our balance sheet, with our engineering and development center in Cambridge, England. The one in Cambridge, England, that's our R&D center, is roughly 80 to 90 people, and Cambridge Broadband, Limited, is a half dozen-or-so people. So, it's a much different level of intensity, much different focus, and very complementary to our overall business plan. As Dan says, is unchanged by this merger, but we intend to continue to support it in every aspect that we have in the past.

Arindam Basu: Thanks a lot.

Operator: Sandia Shih of Oscar Gruss.

Sandia Shih: Hi. Hello. I just need to confirm a few things. For the mutual walk-away provision, you said that if Western Multiplex's price is $10 or less, on average, for the 10 pervious trading days prior to your close?

Jonathan Zakin: Yes.

Sandia Shih: And also, for termination fees, 27.5 million?

Jonathan Zakin: It's 27.5 million if there's another transaction that is completed within nine months. In other words, if there is a competitive bid or topping bid. Otherwise, it's just expenses of the other parties. So, the walking party pays the other party's expenses up to a maximum of $6 million.

Sandia Shih: OK.  And what regulatory approvals do you need?

Jonathan Zakin: Well, (Hart-Scott), plus the SEC and your normal shareholder approvals. Both boards have agreed.

Sandia Shih: OK.  All right.  Thank you.

Operator: Maynard Lichterman with Salomon Smith Barney.

Maynard Lichterman: Thank you. Gentlemen, from my perspective, I've got to answer some questions to shareholders. I want to ask Fred, why the timing now, in the face of pretty desperate prices on both stocks. The market is certainly not reflecting very well, since both of them are getting - since Western Multiplex is getting crushed this morning. The trading volume on Western Multiplex is extremely low compared to Adaptive Broadband's trading volume. That gives me liquidity problems. And I know shareholders are going to ask me questions about who (WMC) Holding Corp is. Maybe you can help me understand the basis of this, primarily just how did you come up with this timing?

Fred Lawrence: Well, let's go with the timing question first. We didn't pick the timing. Western (Mucks) and Jonathan approached us, and we started discussions, and looked at the strategy in the market and the world that we live in. We're all well aware of the fact that the NASDAQ for all the reasons you understand as well as I do, is down and continues to trade in a bear market, which has lowered not just the tide of all ships, but this particular sector's been hammered pretty hard. So, one of the key issues is - are the two companies valued fairly, and is this transaction a fair to both sets of shareholders? We concluded that it is, and taking into account the float of both companies.

     So, as we look at the strategic value, which is the key driver here, it pulls forward and takes out of - out of risk for the Adaptive shareholder to eliminate risk, but it certainly takes out a risk to some of the types of developments to execute and implement our strategy, and brings forward a substantively stronger set of market access channels. That's something that we've been striving for, for some period of time. That coupled with the product synergy, increases both the revenue and the bottom line.

     Now, how long the markets will stay down, how long the sector will stay down? I can't judge that. It's not - I don't know anybody on this call that can judge that. I think if (Ike) and (Spike) in Florida ever decide who is President, that'll help, but that certainly doesn't seem to be anytime soon.

     So, the real question is, as we take a look at the transaction and take into account the float of both companies, the current value of both companies and the exchange ratio, is there a fair deal and is it in the best interest of both sets of shareholders, it's customers and it's employees? And after a lot of hard scrutiny, we come to the conclusion it definitely is. And the strategy that puts the two companies together combined with the management capabilities, it continues to consolidate, brings a capability to the combined company that each of the individual companies wouldn't have had for some period of time, left to their own devices.

Maynard Lichterman:  Can you describe the (WMC) Holding relationship, please?

Fred Lawrence: Well, the Holding relationship is, as I understand it, the - it's a legal structure that allows Adaptive to be acquired into a wholly owned subsidiary of Western (Mucks), and that's for structure purposes. And, what do that call it?

Female:  A reversed triangular merger.  It's a very common practice.

Fred Lawrence: It's a reverse triangular merger and, at an operational level, means nothing.

Maynard Lichterman:  I'm not asking you that.  I'm asking you about (WMC)
     Holdings.

Fred Lawrence:  Yeah.  WMC Holdings is an entity that was formed by Ripplewood.
     That is - that was used to acquire Western Multiplex from (Glenair) back in November in a leverage recap, and that entity is the entity in which Ripplewood owns their position, in the stock. That entity will be probably eliminated over the next few quarters.

Maynard Lichterman: And the shares that are held by WMC Holdings will become - owned directly by Ripplewood?

Male: In - well, Ripplewood will ultimately look for some liquidity for their investors. Ripplewood is a leverage buy-out fund in New York, as you may not know. And we acquired Western Multiplex last November, or I guess about a year ago, from (Glenair). That was the entity that did it. Now, at some point, Ripplewood will be distributing those shares to their limited partners, although we have assurances that that's going to be done in a very orderly manner.

Maynard Lichterman:  Thank you.

Operator:  Tim Long, CS First Boston.

Tim Long: Thank you. If I could just follow up with a few technology questions, probably for Dan. You talked about probably not using some of the TDD technology of Adaptive for Western Multiplex products. Is there any plan for an AB-Access platform that might include - incorporate some of the FDD technology from Western Multiplex. And secondly, can you talk about the timeline for LMDS products, if that, at all, is effected by this merger? Thank you.

Dan Scharre: OK. Tim. In terms of FDD with our product, going back to the comments I made about looking at the Ubiquity capability, whether or not there was some modem or even possibly RF capability on their site that we could incorporate. It certainly is something that we can look at as something that we have discussed a lot. I don't think we have an answer today, but this gives us more of an opportunity to potentially be able to put an FDD product out on the marketplace, should we decide that it makes sense for certain market sectors, if we want to. But that's going to be several months before we have an opportunity to really think through whether we should do that or not.

     In terms of the LMDS opportunity, there should be no change in what we're doing there. That is a joint development we're doing with (Polaxis), who is doing the RF transceiver front end, which just sits off of our 5.8 gigahertz (Uni) product. It has a separate antenna that is being designed and developed by (Polaxis). So, there should be no engineering resources going either in or out of that joint development. So, I anticipate we will have that LMDS product early next year - first quarter of next year.

Tim Long: OK. Great. Dan, and back on the FDD, if you were to make a decision today to go ahead and modify the platform to incorporate FDD. Any ballpark as to how long that would take for product development?

Dan Scharre: Typical product life cycles are nine months. Again, I'm not sure that it makes sense from a market point of view to do an FDD product.
     There may be regulatory issues, which drive us there and we have to ask, do we want to be in the market or not be in that market, but in the markets we're dealing with today on the (Uni) side, the TDD platform is the right way to go.

Fred Lawrence: This merger - this is Fred - this merger has no bearing on our outlook for the (Uni) or any other frequency market, based on the solution that we have today. So, to the extent that we - the market says there is another solution opportunity, we'll evaluate it, but there's nothing going on with this merger that would indicate, nor do we want you to think, that that's our plan.

Tim Long:  OK.  Thank you.

Operator:  Ashok Ahuja of Icor:

Ashok Ahuja: Hi. I have a few questions. The first comment I'd like to make, though, is, you know, nobody said it, but I'd like to congratulate both - both management teams on realizing that once you understand the strategic vision of one another's companies, that it is a relative valuation game. And it is very rare that companies have the guts to do a merger when both company's stocks are down.

     That said, I guess the $10 walk-away clause, if you will, means - it appears as though, you know, there's a potential that somebody could come out and try to buy Adaptive for cash. There's still a lot of cash sitting out there. And I wonder why there's the $10 walk-away clause, even given that.

     And is the Adaptive, you know, management able under the contract to seek other buyers, or is that only if other buyers show up independently?

Jonathan Zakin: There is a no shop clause and a break up fee, clearly. The $10 walk away price is clearly an option to walk. It's not a requirement to walk. So, at that point, people will just re-evaluate it based upon market conditions. It's not so rare. We see those clauses in a number of situations where you have a lot of market volatility in a dicey market, which just provides mutual protections for both shareholders.

     But strategically, we are both committed to this transaction and we believe, as you stated so eloquently in your introduction, that this transaction - once we believe the market truly understands it and how this actually changes the landscape of the industry, relative to the other players who are basically single market, single product, niche-oriented players with much, much less scale, we believe the market will actually see the logic and that will be reflected in valuation. It may not happen in the first hour after the deal is announced, but, you know, we're not going to be closing until the middle or end of February and a lot of things can happen by that time.

Fred Lawrence: From an Adaptive perspective, we were not looking to be acquired when this opportunity came forward. And as I indicated earlier, it was driven by the strategic interests that both Jonathan and I share. And I believe I commented that, in fact, his strategy and our strategy were fundamentally identical. And what this allowed, from the standpoint of our shareholders, is an opportunity to realize that that strategy with the stronger management, stronger channels and a larger capability. So, that having been said, we weren't shopping the company then. We're not shopping it now.

     We all understand that anything can happen, but like Jonathan, we're committed to helping the financial community see the real value of this thing then, more importantly, executing the strategy that we've described today.

Ashok Ahuja: Sounds great. Now, as you look at the - as your market, as you define it, how big would you say the market is? What kind of growth rate are people projecting for it and, in particular, what kind of market shares do you think the combined companies would have in the market?

Fred Lawrence:  Well, the market is comprised of a number of different segments.
     We outline four of them our - in the way we cut the market, and that's last mile access, campus and enterprise connectivity, cellular backhaul and fiber extension. The numbers we've seen when you consolidate all of that, put that growth rate at about 42 percent compound annual, going through 2003. We believe we'll grow substantially faster than the market. And so, we will take the market share.

     Now, you have to appreciate that the primary competitor that we're all facing is the wire line alternative. It's a huge opportunity to begin to peel off a portion of that wire line alternative into wireless options, and that's where I think most of the effort is going to be spent on our part, because I think that if you can win that battle, you really win the game. So, you know, market share numbers are really soft, because if you look at the whole communication industry, you know, 97 percent of it is wire line, and then the rest of it - three to five percent or whatever that number is, is being fought about by a number of smaller wireless access or wireless infrastructure companies.

     So, the real opportunity is to increase that wireless proportion of the total marketplace, but, you know, our research and the, kind of, the reports that we've seen puts the market at about 32 percent - 42 percent compound annual growth, and we will be growing substantially faster than that.

Ashok Ahuja: When you listed the four segments, what was the fourth segment that you listed after cellular backbone?

Fred Lawrence:  Fiber extension.

Ashok Ahuja: OK. And I guess - let me see - the last question was the - as you said, you know, the NASDAQ's been acting - been in a bear market. Is there anything - it's acting as though we have a solid recession ahead of us. Is there anything you're seeing in your in markets - and I missed both conference calls - so is there anything you're showing in your in markets that's shows the kind of significant slow down that the NASDAQ seems to be projecting?

Jonathan Zakin: We haven't in our business. Our numbers last quarter were up about 100 percent, quarter over quarter, and we're very comfortable with the analysts' expectations for this current quarter and for next year. So, we haven't seen anything that would reflect it in the fundamentals of the business.

Fred Lawrence: From an Adaptive perspective, from a fundamental perspective, we see a similar situation to the Western (Mucks) people. However, we have acknowledged the tightening of credit by - Greenspan & Company has created a longer financing cycle. However, there seems to be more than enough money available for a good business plan, and the analysts' projections that are out there for us have taken that into consideration.

Nancy Huber:  We have time for about one more question.

Operator: We just have one question remaining, and we'll go to Zach Shelman of Spike Broad Band.

Zach Shelman:  Well, thank you.

Jonathan Zakin:  Hi, Zach.

Zach Shelman:  Hi, Jon.  How are you?

Jonathan Zakin:  Good.  I heard you got a new job as an analyst.  ((inaudible))

Zach Shelman:  Well, you know, it's big news.  I always have to keep abreast.
     While the announcement - you know, sort of on a generic level - didn't really strike us as surprising. I mean, we are expecting a good deal of consolidation in this space. The choice of the target was a bit surprising to us, given the, you know, positive visibility that some of the other companies - I'll just name a few. They're in our space - (BF), (FlowWare), (Brief-Com) or whomever else had experience in the customer base in the market. So, we're, sort of, wondering whether or not you actually look at other targets.

Jonathan Zakin:  Yeah.  We did.  We looked at and spoke to a few other people.
     But we basically really felt the market position was extremely complimentary between the two companies, and that the positions were very complimentary to several companies. And that, given what was out there, this was really the best alternative for us, at the time.

Zach Shelman: Interesting. Do you still see yourself as a combined company, having the acquisition strategy in the back of your minds? I know that it was prominent in your (S1) filing.

Jonathan Zakin: Yeah. No. Absolutely. And we've always said that our goal was to be consolidating. We always felt, philosophically, that single product, single market companies were either going to have to be consolidators or affiliators, and that they weren't going to be able to stand alone. Certainly, that's in the history of most segments of the communications industry, and we felt this one was going to take on the same dynamic. And so, we absolutely believe we'll continue to execute on that consolidation and acquisition strategy.

     There are three areas that we publicly stated that we are focusing on.
     One is filling the technological holes that we have. The other is filling market holes that we have, and the third is scale, (which) is getting bigger. And we don't see - we see this as the first step and adds a lot of depth, and I think it creates a stronger platform for which - we can execute on that.

Zach Shelman:  Excellent.  OK.  Thanks, Jon.

Jonathan Zakin: Good day. Thank you very much. We really appreciate your interest in the combination, and we will be available for follow-up, if you'd like.

Nancy Huber: We'll actually be having employee meetings over the next hour or two, so after that we'll be available.

Jonathan Zakin:  Thank you very much.

Operator: This concludes the conference call. Thank you for your participation. You may now disconnect.

                                      END

***************************************** * * * * * * * * * * * * * * * * * * *
ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.


In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
                                            ------------------

Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release to the merger filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband on November 13, 2000.